As filed with the Securities and Exchange Commission on April 23, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                           For the month of April 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             METRO INTERNATIONAL SA
                 (Translation of registrant's name into English)

                               75, Route de Longwy
                                LU-8080 Bertrange
                                   Luxembourg
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F ...X.... Form 40-F ........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ...... No ...X....

                   [METRO INTERNATIONAL S.A. LOGO - OMITTED]


FOR IMMEDIATE RELEASE
23 April 2003


                            METRO INTERNATIONAL S.A.


           FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED 31 MARCH 2003


Luxembourg, 23 April 2003 - Metro International S.A. ("Metro") (MTROA, MTROB), today announced its financial results for the first quarter and three months ended 31 March 2003.


o Net sales up 53% year on year to US$ 43.6 million and international sales up 80% to US$ 30.7 million

o Group operating losses reduced year on year by 46% to US$ 10.4 million, representing the lowest group operating loss since the listing of the group's shares in August 2000

o EBITA operating profit of US$ 0.1 million for all operations excluding headquarters in March

o 6 out of 24 editions report operating profits in the quarter and a further five editions report monthly profits

o Holland and Toronto operations profitable in first quarter for first time and Helsinki reports first monthly operating profit

o    55% reduction in headquarter costs to US$ 2.1 million

Pelle Tornberg, President and CEO of Metro International, commented: "Metro recorded its first monthly profit for all editions excluding headquarters in March and the Group operating loss for the seasonally weaker first quarter is the lowest quarterly loss since Metro became a publicly listed company. This clearly demonstrates the strong momentum in the operations."

"We have also more than halved our headquarter costs by further reducing headcount, centralizing and downsizing administration and group functions and the cessation of the international expansion programme."

"The net cash used in operations in the first quarter was US$ 13.7 million. Management remains focused on bringing the existing operations into combined profitability as quickly as possible. Given the limited funds available to the group, the Board of Directors has initiated a review of the Group's current financial position, funding requirements and its debt to equity ratio, in order to establish the most appropriate financial structure for the Group."


FINANCIAL SUMMARY
-----------------



 (US$ 000's)                                             Q1 2003*       Q1 2002*    Full year 2002

Net Sales                                                  43,566         28,422           142,836

         Operating income from operations                  -7,294         -9,100           -33,604

         Site closure costs                                     -         -4,466            -4,519

         Headquarters                                      -2,136         -4,709           -21,437

         Goodwill amortization                               -998           -874            -3,635

Operating profit (EBIT)                                   -10,428        -19,149           -63,195

         Net interest                                      -2,645         -1,019            -7,355

         Other financial items, net                        -2,566         -1,182            -9,968

Profit before tax                                         -15,639        -21,350           -80,518

Profit after tax and minority interests                   -15,196        -21,757           -71,871

Weighted average basic number of shares outstanding   109,383,131    109,383,131       109,383,131

Weighted average basic earnings per share  (US$)            -0.14          -0.20             -0.66


*  Metro had 23 operations at 31 March 2002 and 24 operations at 31 March 2003

OPERATING REVIEW
----------------

Metro is the world's fastest growing newspaper, publishing 4.2 million copies of 25 daily editions in 16 countries around the world. Metro is also the most read newspaper outside Japan with 12.3 million daily readers and 27 million weekly readers, equivalent to 30% of the 95 million inhabitants within Metro's distribution areas. Metro derives its revenues almost exclusively from advertising sales, which have grown at a compound annual rate of 47% since the launch of the first edition in 1995.

Group net sales increased by 53% in the first quarter to US$ 43.6 million and Group operating losses before interest, tax and goodwill amortization (EBITA) for the quarter were almost halved year on year to US$ 9.4 million (US$ 18.3 million). The 19 established operations launched before 2002 reported a combined 39% year on year increase in net sales to US$ 39.0 million and a 59% reduction in EBITA losses (excluding headquarters) to US$ 2.6 million. Metro utilizes EBITA as the principal reporting definition for the Group due to the low level of required investment in fixed assets and resulting depreciation charges. The operating results for the quarter have been significantly impacted by the strengthening of the Swedish Krona and the Euro against the US dollar over the period, which have served to inflate the net sales and costs reported in local currencies.

Six out of Metro's 24 editions reported operating profits in the first quarter (Stockholm, Gothenburg, Hungary, Holland, Santiago and Toronto), with Holland and Toronto reporting their first quarterly profits for the seasonally weak first quarter. A further five operations reported monthly operating profits during the quarter (Malmo, Helsinki, Athens, Barcelona and Madrid). Paris was the only individual edition in the entire group to report a loss of more than US$ 1.0 million for the quarter, demonstrating the clear momentum towards profitability of the overall group

Despite the continued weakness in the newspaper advertising markets around the world, Metro's international sales (outside Sweden) increased by 80% year on year to US$ 30.7 million in the first quarter and represented 70% of total group sales, compared to 60% for the same period last year. Metro's new Global sales team, established in 2002 to create and leverage relationships with leading international media agencies and international advertisers, has already delivered an 11 city European campaign to launch a new Levi Strauss `Dockers' clothing line. The number of international clients advertising in more than 2 Metro cities more than doubled year on year in 2002 to 142 corporates and agencies.

The average cost per Metro copy was maintained at the same level year on year, despite inflation and reduced circulation. This follows a number of measures taken over the last year, including the renegotiation of nine printing contracts, the consolidation of paper purchasing to one supplier in Europe and Asia, and the active management of inventory and wastage levels. The average cost per copy is calculated on the basis of an average 24-page edition and includes all Group costs except headquarter expenses and goodwill amortization charges.

Metro faces competition from rival free titles, as well as its traditional subscription-based peers, in 14 out of its 24 markets, including Holland, Spain, Italy, France and Stockholm, but continues to consistently deliver higher audience and advertising market shares than these rivals due to the effectiveness of the Metro operating model on a global basis. Competition is no barrier to entry or success and indeed serves to increase awareness amongst advertisers of the unique and attractive reach achieved through highly targeted and free distribution.

In order to continue to provide as much transparency as possible, Metro continues to separately disclose operating results for France and Hong Kong as new ventures, with all other editions classified as `established operations'. The Aarhus edition in Denmark, which was launched in April 2002, is a satellite to the Copenhagen edition and a significant proportion of its sales are generated from selling national advertising packages in combination with the Copenhagen edition. Its operating results have therefore been combined with Copenhagen in the first quarter and reported as one unit in established operations, in the same way that the multiple city editions in Sweden, Hungary, Spain and Italy are combined and reported as country operations.

Established Operations
----------------------

Metro Sweden reported net sales up 14% to US$ 12.9 million for the first quarter, despite the weak Swedish newspaper advertising market. Metro Sweden's net sales actually decreased by 7% year on year in the quarter in local currency terms but were positively impacted by the strengthening of the Swedish Krona against the US dollar over the period. However, Metro's market share of the major daily morning newspaper advertising market in Sweden increased to a record level of 19.4% during the first quarter from 18.0% in the fourth quarter of 2003 (source: SIFO RM).

The Swedish operations reported a combined EBITA profit of US$ 2.2 million (US$
3.1 million) in the quarter, with both the Stockholm and Gothenburg operations reporting continued profitability.

The operating margin in the first quarter in Stockholm increased to 20% from 17% in the fourth quarter of 2002 and reached 32% in March. The cost base was reduced by 23% in local currencies compared to the fourth quarter, reflecting the reduction of the additional expenditure incurred in the fourth quarter to combat the launch of a new free title in Stockholm by a rival media group. The increased circulation, distribution and marketing costs were reduced in January and February to a more normalized level in March, resulting in a 2% year on year reduction in costs in local currencies for the month, despite higher circulation levels in the first quarter.

The Helsinki edition, which was launched in 1999, reported its first monthly profit in the first quarter, with local currency net sales up 43% year on year for the quarter and a 62% reduction in operating losses. The Danish editions in Copenhagen and Aarhus delivered a combined 41% growth in local currency net sales during the first quarter.

Holland reported its third quarterly profit in the last year and its first profit for the seasonally weak first quarter, on local currency net sales up a further 24% year on year in the quarter.

Athens reported year on year local currency net sales growth of 25% in the first quarter and an operating loss of less than US$ 100,000. Athens has been profitable for two out of the last four quarters and was launched less than two and a half years ago.

The Hungarian operations reported a 13% year on year increase in local currency net sales and continued profitability. The Warsaw edition reported an 8% year on year increase in local currency net sales but also reported marginally increased operating losses for the first quarter. The Prague edition reported a fall in local currency net sales for the quarter and marginally increased operating losses for the quarter. Management is urgently addressing the weaknesses in both the Warsaw and Prague operations.

Both the Spanish and Italian operations reported local currency net sales growth in excess of 75% for the quarter year on year, resulting in 47% and 49% year on year reductions in operating losses respectively.

Metro's first Spanish language edition, in Santiago, generated local currency net sales growth of 24% in the quarter and has now been profitable for five consecutive quarters, having just reached its third anniversary in January 2003.

The joint venture in Toronto reported its second quarterly operating profit, with sales up 46% year on year in the first quarter. Metro's two Canadian joint ventures, in Toronto and Montreal, in which the Group has a 50% economic interest, are treated as associate companies. Metro's share of attributable pre-tax losses for the two operations for the quarter have been reduced by 65% to US$ 0.1 million.

The two US editions, in Philadelphia and Boston, reported year on year increases in net sales of 9% and 41% respectively. The two editions continued their progress to profitability with 41% and 55% year on year reductions in operating losses respectively. Group management in the US is working closely with the Philadelphia sales force to improve the sales efficiency and volumes.

As previously announced, the more recent editions launched in 2001 are moving towards profitability on an accelerated basis, ahead of the three year timetable. This is a result of the increasing leverage and operational synergies that arise from launching twenty-five Metro editions around the world.

New Ventures
------------

Metro continues to separately disclose the combined operating results for the new ventures, comprising the Hong Kong and three French operations launched in 2002 but excluding the Aarhus operation, which has been combined with the Copenhagen operation and is reported within established operations. The Group also continues to disclose separate operating results for the French operations in line with the accounting policy of separately disclosing any operation whose assets, net sales or operating profit results for the period exceed 10% of the group total.

The three French editions launched in February and March 2002 in Paris, Marseille and Lyon reported combined net sales of US$ 2.2 million in the first quarter, almost equivalent to the sales for the seasonally strongest fourth quarter. The French operations reported combined operating losses of US$ -3.8 million in the first quarter, equivalent to over half of group EBITA losses for the quarter excluding headquarter expenses. Metro's three editions in France provide access to the 4th largest newspaper market in Europe, which attracts US$
1.4 billion of annual newspaper advertising spend (source: Zenith Optimedia
2002). The Metro editions remain at an early stage of development, having just passed their one-year anniversary but the sales development in the first quarter was slower than expected and urgent measures are being taken to improve the performance.

The Hong Kong edition has continued to perform strongly, delivering local currency net sales growth of 15% compared to the seasonally strongest fourth quarter despite the adverse effects of the SARS virus on the local advertising market and readership patterns. Operating losses have declined accordingly to US$ 0.9 million for the first quarter, which is the lowest quarterly loss to date for the edition that was launched in April 2002. Hong Kong University released the results of a survey commissioned by Metro in March on the impact of newspaper advertisements on MTR network commuters. Total average ad recall scores were 34% higher for advertisements placed in Metro than in rival publications Apple Daily, Oriental Daily News and Ming Pao. This result confirms positive results from similar impact studies conducted in Sweden, Holland and France.

Hong Kong and France are amongst the largest of Metro's markets, in terms of circulation and annual newspaper advertising market size, and therefore offer considerable potential.

Headquarters
------------

The Headquarters reporting item comprises revenues derived from the franchising agreement in South Korea, as well as the general, administration and marketing expenses incurred by the headquarter operations.

The Metro edition in Seoul (South Korea), which was independently launched in 2002 under a franchise agreement, has shown strong development. Metro is not investing financially in the new newspaper, but receives an ongoing percentage of gross sales, which amounted to US$ 107,000 for the first quarter. Metro also retains an option to acquire an equity interest in the operation in the future.

Headquarter losses were reduced year on year to US$ 2.1 million (US$ 4.7 million) in the quarter, reflecting the discontinuation of the international expansion programme, the reduction in group sponsorship programmes, the reorganization of the Metro World News, Metropoint and Clubmetro operations, and further downsizing of the head office.

FINANCIAL REVIEW
----------------

The weakening of the US dollar year on year in the first quarter against both the Euro and the Swedish Krona impacted positively on Metro's reported net sales numbers, but also inflated Metro's costs and therefore increased the Group's operating losses, when results in local currencies are translated into US dollars. On a local currency basis, Group net sales increased by the lower rate of 32% year on year in the first quarter but operating losses were reduced by the higher rate of 50%.

Group goodwill amortization for the quarter amounted to US$ 1.0 million in the quarter. Group depreciation charges totaled US$ 0.6 million for the period, reflecting the low level of required investment in fixed assets, which totaled US$ 0.4 million for the quarter.

Net interest charges totaled US$ 2.6 million in the quarter, comprising interest income of US$ 0.2 million and interest costs of US$ 2.8 million on the Group's US$ 186.8 million of interest bearing debt. The SEK 602 million of long-term loans from Industriforvaltnings AB Kinnevik (Kinnevik) included a further US$
1.2 million of capitalized interest for the quarter.

Other financial items in the quarter totaled US$ -2.6 million and principally comprised an unrealized currency exchange rate loss of US$ -2.5 million arising from the translation of the Swedish Krona denominated loans from Kinnevik into US dollars.

Group losses before tax were reduced by 27% year on year to US$ 15.6 million in the quarter. Group net losses after tax charges of US$ 0.1 million (US$ 0.7 million) and minority interests of US$ 0.3 million (US$ 0.3 million) were consequently reduced by 30% year on year to US$ 15.2 million for the first quarter.

Accounts receivable fell by US$ 0.9 million during the quarter to US$ 35.1 million, but the positive effect of this on changes in working capital was unfortunately off set by a temporary US$ 2.8 million increase in prepayments and other debtor balances.

Metro had liquid funds of US$ 26.4 million at the end of the quarter. US$ 11.8 million of the Group's liquid funds are restricted, comprising the SEK 100 million proportion of the new bank debt financing that was raised in May 2002, which cannot be drawn down until 1 July 2003 at the earliest and is subject to compliance with certain covenants. This credit facility is secured by the shares in Metro's Swedish operations. A further US$ 7.9 million is held by Metro Sweden and is not available to the wider group. Metro Sweden's generated cash flow will be used to service the credit facility.

The Group drew down the previously agreed extension of SEK 150 million to the existing SEK 442 million long-term loan and capitalized interest from Kinnevik in January. The Kinnevik liabilities all have the same terms, bearing interest at an annual rate of STIBOR plus 3% and with no fixed term. Kinnevik has committed not to call the loans during 2003 and the Hungarian, Prague, Dutch and Spanish operations are pledged as security for the liabilities to Kinnevik.

The group's long-term liabilities totaled US$ 171.5 million at 31 March 2003 and shareholders' equity amounted to US$ -129.8 million.

The Group's short term liabilities of US$ 64.1 million include the two annual scheduled repayments of US$ 7.8 million each that fall due in 2003, according to the terms of the SEK 400 million credit facility arranged in May 2002.

The accounts for the first quarter have been prepared on a going concern basis.

OTHER INFORMATION
-----------------

Metro's financial results for the first half of 2003 and three months ended 30 June 2003 will be released on 5 August 2003.

Metro's annual report and accounts for 2002 will be distributed to shareholders and will be available from the company's registered office at 75 Route de Longwy, L-8080 Bertrange, Luxembourg.

The 2003 annual general shareholders' meeting will be held on 27 May 2003 in Luxembourg.

This interim report has not been subject to review by the Company's auditors.

Luxembourg, 23 April 2003.

The Board of Directors of Metro International S.A.

For further information, please visit www.metro.lu, email info@metro.lu or contact:

Pelle Tornberg, President & CEO                      tel: +44 (0) 20 7016 1300

Matthew Hooper, Investor & Press Relations           tel: +44 (0) 20 7321 5010

Metro is the world's largest free newspaper, publishing and distributing 25 editions in 16 countries in 14 languages: Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmo, Santiago, Philadelphia, Toronto, Rome, Milan, Warsaw, Athens, Montreal, Barcelona, Boston, Madrid, Copenhagen, Aarhus, Paris, Marseille, Lyon, Hong Kong and Seoul. Metro International S.A. `A' and `B' shares are listed on NASDAQ and the Stockholmsborsen under the symbols MTROA and MTROB.


CONSOLIDATED INCOME STATEMENTS  (US$ `000s)                      Note        Jan-March 2002     Jan-March 2003
---------------------------------------------------------------------------------------------------------------

Sales                                                                                28,422             43,566

Cost of sales                                                                      (25,096)           (32,397)
                                                                         --------------------------------------
Gross income                                                                          3,326             11,169

Selling expenses                                                                    (7,795)           (10,870)
Administrative and development expenses                                             (9,069)            (9,664)
Share of earnings associated companies                                                (271)               (65)
Site closure costs                                                                  (4,466)                  -
Other operating expenses                                                              (874)              (998)
                                                                         --------------------------------------
Operating loss                                                    (3)              (19,149)           (10,428)

Net interest                                                                        (1,019)            (2,645)
Other financial items, net                                                          (1,182)            (2,566)
                                                                         --------------------------------------
Loss after financial items and before income tax                                   (21,350)           (15,639)

Current tax                                                                           (707)              (103)
Deferred tax                                                                              -                274
                                                                         --------------------------------------
Loss after income tax                                                              (22,057)           (15,468)

Minority interests in losses                                                            300                272
                                                                         --------------------------------------
Net loss                                                                           (21,757)           (15,196)
                                                                         --------------------------------------

Basic and diluted loss per share                                                     (0.20)             (0.14)
Basic and diluted outstanding number of shares                                  109,383,131        109,383,131



CONSOLIDATED STATEMENTS OF RECOGNISED GAINS AND LOSSES (US$      Note      Jan - March 2002     Jan-March 2003
`000s)
---------------------------------------------------------------------------------------------------------------

Foreign exchange translation differences                                                958              (523)
                                                                         --------------------------------------
Net gain not recognised in the income statement                                         958              (523)

Net loss for the period                                                            (21,757)           (15,196)
                                                                         --------------------------------------
Total recognised losses                                                            (20,799)           (15,719)
                                                                         ======================================



CONSOLIDATED BALANCE SHEETS (US$ `000s)                          Note            31Dec 2002      31March 2003
---------------------------------------------------------------------------------------------------------------
ASSETS
Non-current assets
Intangible assets
      Licenses, net                                                                     108                 98
      Goodwill, net                                                                  10,624              9,920
                                                                         --------------------------------------
                                                                                     10,732             10,018
Property, plant and equipment
      Machinery and equipment, net                                                    4,918              4,926

Financial assets
       Shares in associated companies                                                    94                127
       Receivables from affiliated companies                                          2,872              3,501
       Deferred tax assets                                                            8,582              8,545
       Long-term receivables                                                          2,343              2,550
                                                                         --------------------------------------
                                                                                     13,891             14,723

                                                                         --------------------------------------
Total non-current assets                                                             29,541             29,667
                                                                         --------------------------------------

Current assets
Accounts receivable, net                                                             35,964             35,065
Other current receivables                                                             6,705              8,382
Prepaid expenses                                                                      2,442              3,601
Cash and cash equivalents                                                            23,989             26,398
                                                                         --------------------------------------
Total current assets                                                                 69,100             73,446

TOTAL ASSETS                                                                         98,641            103,113
                                                                         =======================================


CONSOLIDATED BALANCE SHEETS (US$ `000s)    Note    31 Dec 2002     31 March 2003
-------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Shareholders' equity                      (4)      (114,081)         (129,800)

Minority interest                                    (2,341)           (2,715)
Long term liabilities
     Convertible debenture loans                      41,631            41,667
     Liabilities to related companies                 73,565            94,259
     Liabilities to minority partner                   2,805             3,288
     Long-term bank loans                             30,216            31,353
     Deferred tax payable                              1,185               919
                                                -------------------------------
Total long term liabilities                          149,402           171,486

Current liabilities
      Short-term bank loans                           15,498            16,259
      Accounts payable                                28,396            24,661
      Other liabilities                                6,160             6,060
      Accrued expenses                                15,607            17,162
                                                -------------------------------
Total current liabilities                             65,661            64,142
                                                -------------------------------
Total liabilities                                    215,063           235,628

TOTAL SHAREHOLDERS' EQUITY AND
LIABILITIES                                           98,641           103,113
                                                ===============================

Contingent liabilities                                     -                 -


CONSOLIDATED STATEMENTS OF CASH FLOWS (US$ 000's)  Note   Jan-March 2002     Jan-March 2003
--------------------------------------------------------------------------------------------
Operating activities
Loss before income tax                                         (21,350)            (15,639)
Adjustments for:
      Depreciation and amortisation                               1,392               1,576
      Financial items, net                                        2,201               5,211
      Share of earnings associated companies                        271                  65
Changes in working capital:
      Change in current receivables                               1,576             (3,137)
      Change in current liabilities                               2,909               (725)
                                                              ------------------------------
Cash flow used by operations                                   (13,001)            (12,649)
                                                              ------------------------------

Interest received                                                    22                   -
Interest paid                                                         -               (782)
Income tax paid                                                 (1,526)               (315)
                                                              ------------------------------
Net cash used in operations                                    (14,505)            (13,746)
                                                              ------------------------------

Investment activities
      Investment in property, plant and equipment                 (558)               (453)
      Increase in long term receivables                         (1,005)               (849)
                                                              ------------------------------
Net cash flow used in investing activities                      (1,563)             (1,302)
                                                              ------------------------------

Financing activities
      Loan from minority partner                                      -                 351
      Loan from related parties                                       -              16,997
                                                              ------------------------------
Net cash flow provided by financing activities                        -              17,348
                                                              ------------------------------

Net increase/(decrease) in cash and cash equivalents           (16,068)               2,300
Cash and cash equivalents at beginning of year                   35,888              23,989
Currency effects on cash                                             95                 109
                                                              ------------------------------
Cash and cash equivalents at end of period                       19,915              26,398
                                                              ==============================


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1

Basis of preparation and scope of consolidated financial statements

Metro International S.A. was formed in December 1999 and was a wholly owned subsidiary of Modern Times Group MTG AB ("MTG"). MTG divested Metro International S.A. to its shareholders through a dividend on 18 August, 2000.

Metro International S.A. and its subsidiaries (the "Company"), together with its South Korean franchise partner, publish free-of-charge newspapers, Monday through Friday. As at March 31, 2003 Metro newspapers were distributed in Stockholm, Gothenburg, Malmo, Warsaw, Prague, Budapest and 18 other Hungarian cities, the Netherlands, Helsinki, Santiago, Philadelphia, Rome, Milan, Toronto, Athens, Madrid, Barcelona, Boston, Denmark, Montreal, Paris, Marseilles, Lyon, Hong Kong and Seoul. Metro derives its revenues from advertising sales.

The Company includes all of MTG's former interests in publishing Metro newspapers. The Company is domiciled in Luxembourg.

The combination of these MTG businesses in May 2000 to form the Company has been accounted for as a merger of entities under common control.

Note 2

Accounting and valuation policies

The accounting policies and methods of computation used are the same as in the consolidated financial statements for the three years period ended 31 December 2002. Some minor adjustments have been made in the classification of sales and costs for the period ended 31 March.

Note 3

Segment reporting

The segment reporting is based on geographic areas.

The European area represents the newspapers in Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmo, Rome, Milan, Warsaw, Athens, Barcelona, Madrid, Denmark, Paris, Marseilles and Lyon.

The "Rest of world" represents Santiago, Philadelphia, Toronto, Montreal, Boston and Hong Kong.

Metro owns 25% of the publishing entities in Toronto and Montreal and therefore accounts for 25% of the results in these entities.



  NOTES TO THE CONSOLIDATED
  FINANCIAL STATEMENTS (US$ `000s)        Jan-March 2002   Jan-March 2003
  -----------------------------------------------------------------------

  Segment reporting
  Net sales
  Europe
        Sweden                                    11,351          12,902
        France                                         -           2,237
        Rest of Europe                            12,686          20,801
                                           ------------------------------
        Total Europe                              24,037          35,940

  Rest of World                                    4,352           7,474

  Headquarters                                        33             152
                                           ------------------------------
                                                  28,422          43,566
                                           ==============================
  There are no inter-segment sales.

  NOTES TO THE CONSOLIDATED FINANCIAL
  STATEMENTS (US$ `000s)                         Jan-March 2002  Jan-March 2003
  -----------------------------------------------------------------------------

  Segment reporting
  Net income (loss)
  Europe
        Sweden                                            3,113           2,201
        France                                          (2,810)         (3,819)
        Rest of Europe                                  (6,926)         (3,617)
                                                    ---------------------------
        Total Europe                                    (6,623)         (5,235)

  Rest of World                                         (2,477)         (2,059)

  Site closure costs                                    (4,466)              -

  Goodwill                                                (874)           (998)

  Headquarters                                          (4,709)         (2,136)
                                                    ---------------------------
  Operating loss                                       (19,149)        (10,428)

  Items to reconcile to statement of operations:
  Financial items, net                                  (2,201)         (5,211)
  Current tax                                             (707)           (103)
  Deferred tax                                                -             274
  Minority interest in losses                               300            272
                                                    ---------------------------
  Net loss                                             (21,757)        (15,196)
                                                    ===========================

Note 4

Shareholders' equity

Metro International S.A. was formed on December 29, 1999.

The authorised share capital of the Company is $450 million divided into 1,000,000,000 Metro A Shares (voting shares) and 500,000,000 Metro B Shares (non-voting) with no par value.

The issued and outstanding share capital of the Company is $32,814,939 divided into 55,823,671 Metro A Shares and 53,559,460 Metro B Shares with no par value. Metro A Shares carry one vote for every share while Metro B Shares carry no votes. Dividends may be paid in U.S dollars or in shares of the Company or otherwise as the company Board may determine in accordance with the provisions of the Luxembourg Companies Act. The Metro B Shares are entitled to a preferred dividend of 2% on any dividend distributions. Any balance of dividends must be paid equally on each Metro A and Metro B Share.

Total shareholders equity (US$ `000s)          31 Dec 2002    31 March 2002
----------------------------------------------------------------------------
Balance beginning of year                         (43,202)        (114,081)
Currency translation adjustment                        450            (523)
Equity part of debenture loan                          542                -
Net loss for the period                           (71,871)         (15,196)
                                         -----------------------------------
Balance as of end of December/March              (114,081)        (129,800)
                                         ===================================

                                   SIGNATURES
         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                By : /s/ Anders Fullman
                                                     ------------------
                                                Name:  Anders Fullman
                                                Title: Vice President
                                                       of Metro International SA


Date:    April 23, 2003